Exhibit 10.18

November 18, 2019

Kelly Thompson

[*****]

Dear Kelly:

On behalf of my fellow Board members, I am pleased to extend to you a formal offer to serve on the Board of Managers of Excelerate L.P. (“Excelerate” or the “Company”) and the governing boards of its subsidiaries.

In return for your services, you will receive annual cash compensation of $25,000 (on an annualized basis based on number of calendar days) payable to you by the Company or one of its subsidiaries payable in installments in accordance with the Company’s general payroll practices for its executive officers (as in effect from time to time), which installments shall in no event occur less frequently than once a month.

In addition, you will receive 520,238 Incentive Units of the Company (the “Incentive Units”) for a de minimis purchase price of $100 in the aggregate. The Incentive Units shall have a participation threshold or “strike price” equal to $1.10 per unit which is the most recent unit valuation of the Company. One-half of the Incentive Units (260,119) will time-vest ratably over four years, with 25% of such time-vesting Incentive Units vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly installments over the following three years, in each case so long as you continue serving on the Board. One-half of the Incentive Units will performance-vest upon a “Liquidity Transaction” delivering a return of 3.0x return on Summit’s invested equity capital (“MoM”), in each case subject to the terms of the agreement and if you continue serving on the Board through the time of such Liquidity Transaction.

The grant will be made pursuant to an Incentive Equity Agreement substantially in the same form as will be adopted by the Board for the Company’s executive officers. The equity grant will not provide any guarantee of or commitment to your continued service on the Board. The Incentive Units are designed for you to realize superior tax treatment as compared to a traditional option program.

You will also have the opportunity to make a cash investment in an amount up to $500,000 in the Company’s Ordinary Units at the current price per unit. These units will be issued by the Company with a deadline to purchase of December 31, 2019.

The Board currently expects to meet in person or via video conference approximately once every quarter. Additional telephonic or in-person committee or Board meetings may be held as necessary. Board meetings will be held in California at the principal offices of one of the Excelerate brands or Excelerate HQ. Past practice has been to conduct meetings in Los Angeles. Although in-person attendance is encouraged when practical, participation by teleconference is acceptable as your schedule demands. Board members currently serve for an unlimited term, subject to your resignation or removal from the Board by funds affiliated with Summit Partners, L.P.

The Company’s policy is to provide indemnification to the members of the Board of Managers in connection with their service to the Company. The Company’s Limited Partnership Agreement provides broad indemnification rights and the Company also offers a separate indemnification agreement with its Board members. Further, Excelerate will maintain customary Directors & Officers insurance at all times. In addition, all reasonable travel expenses for board matters will be reimbursed by the Company.

Our next Board meeting is going to be scheduled for December 11,2019 and we look forward to your participation.

I know I speak for the entire Board in extending a sincere welcome. We think you will make a tremendous addition to the Board and we look forward to your able support and guidance in directing the future growth of Excelerate. To accept this offer, please counter-sign this letter below and return a copy to me.

Best Regards,

/s/ Matthew Guy-Hamilton
Matthew Guy-Hamilton
Board Member

Agreed and accepter this 22 day of November 2019:

/s/ Kelly Thompson
Kelly Thompson

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